UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-a16 OR 15-d16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the months of: March 26, 2012 to May 14, 2012

Commission File Number: 1-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2 place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

EXHIBIT INDEX

EX 99.1:	Total quarterly ex-dividend dates for dividend 2013, France
EX 99.2:	2011 Annual Reports, France
EX 99.3:	Status on UK – Gas leak incident at Elgin platform in the North Sea, United Kingdom
EX 99.4:	Status on UK – Gas leak incident at Elgin platform in the North Sea, United Kingdom
EX 99.5:	Status on UK – Gas leak incident at Elgin platform in the North Sea, United Kingdom
EX 99.6:	Reorganization of Downstream and Chemicals segments, France
EX 99.7:	General Shareholders’ Meeting (ordinary and extraordinary) on Friday, May 11, France
EX 99.8:	Start-up of production of offshore Greater Bongkot South field, Thailand
EX 99.9:	Islay Field Comes On Stream, North Sea
EX 99.10:	First Quarter 2012 Results, France
EX 99.11:	Total awarded an exploration license for block 14, Uruguay
EX 99.12:	2012 Annual Meeting Report, France

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: May 15, 2012	By:	/s/ HUMBERT DE WENDEL
	Name:	Humbert de WENDEL
	Title:	Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	France: Total quarterly ex-dividend dates for dividend 2013 (March 26, 2012)

➢	EXHIBIT 99.2:	France: 2011 Annual Reports (March 26, 2012)

➢	EXHIBIT 99.3:	United Kingdom: Status on UK – Gas leak incident at Elgin platform in the North Sea (March 27, 2012)

➢	EXHIBIT 99.4:	United Kingdom: Status on UK – Gas leak incident at Elgin platform in the North Sea (March 29, 2012)

➢	EXHIBIT 99.5:	United Kingdom: Status on UK – Gas leak incident at Elgin platform in the North Sea (March 30, 2012)

➢	EXHIBIT 99.6:	France: Reorganization of Downstream and Chemicals segments (April 16, 2012)

➢	EXHIBIT 99.7:	France: General Shareholders’ Meeting (ordinary and extraordinary) on Friday, May 11, 2012 (April 16, 2012)

➢	EXHIBIT 99.8:	Thailand: Start-up of production of offshore Greater Bongkot South field (April 23, 2012)

➢	EXHIBIT 99.9:	North Sea: Islay Field Comes On Stream (April 24, 2012)

➢	EXHIBIT 99.10:	France: First Quarter 2012 Results (April 27, 2012)

➢	EXHIBIT 99.11:	Uruguay: Total awarded an exploration license for block 14 (May 3, 2012)

➢	EXHIBIT 99.12:	France: 2012 Annual Meeting Report (May 11, 2012)